Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
     Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
     All information in this communication is as of February 18, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.
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THE FOLLOWING IS TEXT FROM AN INTERVIEW WITH YUSUF MEHDI (SENIOR VICE PRESIDENT, STRATEGIC PARTNERSHIPS, MICROSOFT CORPORATION) THAT APPEARED IN ADWEEK.COM AT http://www.adweek.com/aw/content_display/news/media/e3i975331243e08d74c6a306288b564af1b ON FEBRUARY 18, 2008.

Q: There are reports that News Corp and Yahoo! are talking about an alternative to Microsoft. Are you still confident the deal will go through? A: We still have great confidence we can find a combination with Yahoo!. If anything, it’s become clearer and clearer that we’re the logical alternative in the marketplace. What’s the strategic rationale for the deal? In order for there to be a credible alternative for consumers, advertisers and publishers in the search and advertising area, we have to find a way to get scale. The synergies come about because there are cost savings by not having to run redundant systems for search and advertising. There are hundreds of millions of dollars spent to create a common index for the Internet. Likewise on the advertising platform you’re building lots of servers and technology. There’s also the unlocking of engineering talent to go focus on new problems, things like video search or mobile search or social media platforms. There are also revenue synergies. By having one landscape for bidding on paid search and contextual, you’re able to provide more value and then increase the revenue you can make. The way the dynamics work, you have more advertisers, you have more inventory and can do better targeting. Is this just about Microsoft trying to catch up? What does it mean for advertisers? It has to be about our customers, which are advertisers, publishers and users, for this to make sense. The No. 1 thing I’ve heard for some time is that online is a fantastic medium, but the cost of doing business is high. It’s disproportionate because of the complexity of doing online buying and running online campaigns. It’s not like you can get an agency to create and ad, run it for you, then you get reports back saying how it is doing. You actually have to spend a lot of time tweaking and managing the campaign. You have to worry about sizes and formats, and different systems have different tools. For example, if you’re buying keywords on Google, Microsoft and Yahoo! they’re different systems. By being able to get a common framework between ourselves and Yahoo!, you have a second alternative at scale, which will reduce the cost of buying and managing the media. By having a credible alternative, you can be assured there will be a lot of competition to improve the tools to help you run your campaign. When there’s only one player, you’re not guaranteed you’re going to have the same level of innovation. The third point is there are newfound opportunities. The world is moving to improved targeting and accountability. There’s so much media out there. One of the things people are looking for is [audience] segments. I’m not talking about just males 25 to 35. I’m talking about much more specific sub-segments, like people in a rural area who just visited a car site. By having a scale offering, you have enough inventory and enough technical depth to deliver segments at volume. I know this firsthand with our own ad system. We can create behavioral segments of interest to our advertisers but there’s not enough volume. Won’t one less big player be a bad thing? If ABC and NBC got together that would be bad for advertisers. Two broadcast networks is not a good analogy. In the broadcast networks, there’s no scale economy to the way the inventory is bought and sold. Here there is with the auction. By combining inventory here, you’re able to increase the landscape and get better revenue economics. The Web has a very broad inventory and is growing rapidly. There are a lot of different niche opportunities. The platform that powers those is more common, making it easier to buy across those sites. What you’re really getting here is the scale on the ad platform. How would a combined Microsoft and Yahoo! be good for innovation? If you look at the numbers, there’s one super dominant player in the industry in search. You can look at any of the numbers and see its share is about 75 percent of all searches or greater. And you can look at the number of ads served through a particular system. You’re talking about a disproportionate number when you add in the DoubleClick and the search ads. What you’ve got is one super large player that’s increasingly dominant and growing that way through acquisition, then you really don’t have anyone else at scale. The combination will create at least another alternative with enough scale to have some competition. Today, if you speak to publishers and advertisers, there’s no competition. By having this credible scale, you have this competition. By having a better-scaled search system, you’re able to generate more revenue, which allows us to compete more for those publisher deals, which creates more inventory and starts the virtuous cycle. Right now, you have two sub-scale players spending dollars in a redundant way on capital expenditures and operating expenses. The large player has close to $2 billion in Cap Ex. Then the other two are spending at a lower amount. We’re not able to spend as much and keep profitable. Having more scale, we’re able to stay competitive in fixed cost expenditures and we’re able to spend our money more carefully.

Page 2 of 2 Won’t this tie up both companies for a long time? Will that be worth it? I think we can move speedily along the path to bring together the companies once we’re able to come to an agreement and get approval through the regulatory bodies. We actually share a common vision. We both have paid search systems, ad platforms, algorithmic search systems. Bringing those together, while not a simple task is straightforward in that we have the same vision. The long-term benefits to the industry are well worth it. You’ve got to look at the broad time frame. In three years, we’re going from a market that’s $30 to $40 billion for online advertising to close to a $100 billion. You’re talking about a market that’s almost doubling in three years. It’s worth it for us to bring those companies together. Isn’t this very soon after the aQuantive deal? It’s a big part of what gives us confidence. We really integrated aQuantive very fast. We kept 90 percent of the management of that group. We closed and integrated very quickly. We’ve doubled the number of publishers who are using their tools. We’ve moved so fast on that front with very few hiccups. We can follow up on that track record here. It sounds like you think integration is pretty manageable. I’m not going to underestimate the task when we get to that point. We were very thoughtful before we came to the conclusion to make our proposal. A lot of thought went into how we do the integration, how we model the impact. We’ve been doing studies of best practices of bringing together large-scale mergers. I’m not going to say it’s a simple task by any means. Yahoo!’s an icon in Silicon Valley but also in Internet advertising. Is this the end of a chapter of the Internet? No, not at all. The business we’re in is just in the early stages. We think all media will be digital in the near future. You’re talking about a market that can explode over the next couple years. Look at paid search. The answers are still 10 blue links. One of two users don’t think they get the right answer on their first try. That’s got a lot of room to grow. In many ways, the vision both our companies have of how to impact the world for the better for consumers and advertisers still has a lot of ways to go. The possibility of us to go after that in a focused, enhanced effort is super exciting. It’s the beginning of an exciting chapter where we can impact things at scale. I think the impact of the Yahoo! brand, products and engineers only gets enhanced by this.